Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Phillips 66

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Phillips 66 [NYSE: PSX]: Due to the company’s FAILURE to:

●	Commit to reducing its greenhouse gas (GHG) emissions to net zero by 2050,
●	Align its capital allocation with limiting warming to 1.5°C, and
●	Make a specific commitment to conduct all of its lobbying in line with the goals of the Paris Agreement, and its general opposition to U.S. federal and state climate policy;

Vote AGAINST:

●	Gregory J. Hayes, (Item 1a)
●	Charles M. Holley, (Item 1b)
●	Denise R. Singleton, (Item 1c)
●	Glenn F. Tilton, (Item 1d) and
●	Marna C. Whittington (1e).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Phillips 66 is a U.S.-based energy multinational created when ConocoPhillips spun off its downstream and midstream assets,1 with twelve petroleum refineries in the U.S. and Europe.2 It owns and operates 72,000 miles of pipelines in the United States for crude and refined petroleum products as well as fossil gas and natural gas liquids.3 Phillips 66 also ranks 27th among global producers of single use plastic waste.4 It is among the 166 focus companies named by Climate Action 100+ as one of the largest global emitters and “key to driving the global net zero emissions transition.”5

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.6 In 2021, the International Energy Agency (IEA) released its Net Zero Emissions by 2050 Scenario (NZE), which sets out a pathway to reduce emissions from the global energy system aligned with limiting warming to 1.5°C. Under the

NZE, fossil fuel use falls dramatically in the next decade, and remaining fossil fuel demand can be met through existing supplies and infrastructure. Approving new oil and gas fields is incompatible with this pathway.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, GHG emissions reductions have profound strategic implications. Where the company has failed to take the initial step of committing to net zero emissions by 2050, the entire board should be held accountable. Phillips 66 has a classified board, with only five directors facing election in 2023; Majority Action is recommending investors vote against all five.7

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators for the oil and gas sector, while still focusing on the three core pillars of target setting, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	X
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	X
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	X
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	✓
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	✓
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	✓

Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.	✓
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

Phillips 66 does not have a net zero by 2050 ambition.8 In September 2021, Phillips 66 announced a goal to reduce scope 1 and 2 emissions intensity by 30% and scope 3 emissions intensity by 15%, both by 2030, compared to a 2019 baseline.9 In February 2022, the company announced that it would reduce scope 1 and 2 emissions intensity by 50% by 2050.10 The company does not address how these long and medium term emissions intensity reductions will lead to absolute reductions in line with limiting warming to 1.5°C.11

Despite its existing goals, the company’s board recommended shareholders vote against shareholder proposals to set public GHG emissions targets that are consistent with the goal of the Paris Climate Agreement at its 2022 annual meeting.12 The proposal received strong support from shareholders, with 36.2% of shares voted in favor.13

Capital allocation

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 6.1	The company is working to decarbonise its capital expenditures.	X
Disclosure Indicator 6.1A	The company explicitly commits to align its capital expenditure plans with its long-term GHG reduction target OR to phase out planned expenditure in unabated carbon intensive assets or products.	X
Disclosure Indicator 6.1B	The company explicitly commits to align its capital expenditure plans with the Paris Agreement’s objective of limiting global warming to 1.5° C AND to phase out investment in unabated carbon intensive assets or products.	X
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Company’s Recent Actions	In the most recent full year (2021), were all the company’s upstream oil and gas CAPEX projects consistent with the IEA’s Beyond 2°C Scenario (B2DS)?	NA
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Capex Analysis	What percentage of the company's potential future (2022-2030) unsanctioned oil and gas CAPEX is inconsistent with the IEA's B2DS?	NA

Capital Allocation Alignment Assessment (Carbon Tracker) 4: Net Zero Analysis	What is the company’s oil and gas production level in the 2030s (against a 2022 baseline) assuming no new oil and gas projects are sanctioned as stated by the IEA's NZE?	NA

According to the Climate Action 100+ Net Zero Company Benchmark, Phillips 66 does not meet any of the indicators for capital allocation alignment.14 To do so, the company would need to align future capital expenditures with its long-term GHG reduction target(s), commit to aligning future capital expenditures with the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses to assess such alignment.

The company states that its $2 billion capital program includes $1.1 billion for growth capital, of which 50% supports “lower-carbon opportunities.”15 While Phillips 66 discusses investments into areas such as renewable fuels, hydrogen, and production of batteries,16 it does not address specific expected emissions savings, including anticipated reduction in production of refined products.

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (InfluenceMap) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.[17]	29%
Climate Policy Engagement Alignment (InfluenceMap) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	32%

According to InfluenceMap, the company received an E grade for its obstructive policy engagement18, receiving among the lowest scores for policy engagement of all U.S. oil and gas companies on the Climate Action 100+ focus company list.19 Phillips 66 has not yet met all of the Climate 100+ Net Zero Company Benchmark indicators for climate policy engagement. While the company discloses its trade associations20, and has published a climate lobbying report, it does not have a Paris Agreement-aligned climate lobbying position, expectations that the trade associations to which it belongs be aligned to the goals of the Paris Agreement, or a process to ensure its trade associations lobby in accordance with the Paris Agreement. The organization’s score for climate policy engagement not only shows misalignment, but also shows opposition to climate policy aligned with the Paris Agreement.21 22

The company's lobbying report states that Phillips 66 belongs to the Liquid Energy Pipeline Association23, formerly the Association of Oil Pipe Lines. In March 2023, the association released a polling report to make the case that “Americans support pipelines as the most sustainable way to deliver energy and cleaner fuels.” 24 This study is an example of industry backed research that undermines the climate goals outlined in the Paris Agreement. Former CEO and current Executive Chairman Greg Garland25 serves on the board of the American Petroleum Institute,26 despite that organization’s record of climate obstructionism.27

Conclusion: Phillips 66 has failed to set a net zero emissions by 2050 target and realign its capital allocation and policy influence to limit warming to 1.5°C. Therefore, we recommend that shareholders vote AGAINST all directors facing re-election at the company’s annual meeting on May 10, 2023: Gregory J. Hayes (Item 1a), Charles M. Holley (Item 1b), Denise R. Singleton (Item 1c), Glenn F. Tilton (Item 1d), and Marna C. Whittington (1e).

1 Phillips 66, SEC filing on Form 10-K, December 31, 2020, https://www.sec.gov/ix?doc=/Archives/edgar/data/1534701/000153470121000074/psx-20201231.htm, p. 1

2 Phillips 66, 2022 Year in Review, February 2023, https://issuu.com/phillips66co/docs/23-0024_3_year_in_review_2022?fr=sZjI0NzU5MjU2ODk, p. 11

3 Phillips 66, 2022 Year in Review, p. 11

4 Minderoo Foundation, Plastic Waste Makers Index 2023, February 2023, https://cdn.minderoo.org/content/uploads/2023/02/04205527/Plastic-Waste-Makers-Index-2023.pdf, p.48

5 Climate Action 100+, “Companies” (website), https://www.climateaction100.org/whos-involved/companies/page/4, accessed April 10, 2023

6 U.S. Energy Information Administration, “Total Energy” (data browser), https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed April 22, 2023

7 Phillips 66, SEC Schedule 14A, Proxy Statement, 2023, https://d18rn0p25nwr6d.cloudfront.net/CIK-0001534701/5f7befd1-cd74-4c0d-b1d5-7561aabb3cb3.pdf, p. 3

8 Climate Action 100+, “Phillips 66,” Company Assessment, https://www.climateaction100.org/company/phillips-66/#skeletabsPanel5, accessed April 22, 2023

9 Phillips 66, “Phillips 66 Sets Reduction Targets for Greenhouse Gas Emissions,” September 30, 2021, https://www.businesswire.com/news/home/20210930005966/en/Phillips-66-Sets-Reduction-Targets-for-Greenhouse-Gas-Emissions

10 Phillips 66, “Phillips 66 Adds 2050 Target to Greenhouse Gas Emissions Reductions Plans,” News Release, February 28, 2022, https://investor.phillips66.com/financial-information/news-releases/news-release-details/2022/Phillips-66-Adds-2050-Target-to-Greenhouse-Gas-Emissions-Reductions-Plans/default.aspx

11 Climate Action 100+, “Phillips 66,” Company Assessment

12 Phillips 66, SEC Schedule 14A, p. 94

13 Phillips 66, SEC filing on form 8-K, May 11, 2022, https://www.sec.gov/ix?doc=/Archives/edgar/data/1534701/000153470122000107/psx-20220511.htm, p. 2

14 Climate Action 100+, “Phillips 66,” Company Assessment

15 Phillips 66, “Phillips 66 Announces 2023 Capital Program,” News Release, December 09, 2022, https://investor.phillips66.com/financial-information/news-releases/news-release-details/2022/Phillips-66-Announces-2023-Capital-Program/default.aspx

16 Phillips 66, 2022 Year in Review, p.18

17 LobbyMap, “Phillips 66,” InfluenceMap, https://lobbymap.org/company/Phillips-66/projectlink/Phillips-66-In-Climate-Change, accessed April 22, 2023

Note: InfluenceMap, “About Our Scores,” LobbyMap, https://lobbymap.org/page/About-our-Scores, accessed April 10, 2023 (According to InfluenceMap’s methodology “Organisation Score” and “Relationship Score” (expressed as a percentage from 0 to 100) is a measure of how supportive or obstructive the company’s or its industry associations’ engagement is with climate policy aligned with the Paris Agreement, with 0% being fully opposed and 100% being fully supportive.)

18 LobbyMap, “Phillips 66”

19 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

20 Phillips 66, Lobbying Activities Report, October 2021, https://phillips66.widen.net/s/mzqpcf2pqr/21-0093_lobbying-activities-report, p. 9

21 LobbyMap, “Phillips 66”

22 InfluenceMap, “About Our Scores,” LobbyMap, https://lobbymap.org/page/About-our-Scores, accessed April 22, 2023 (According to InfluenceMap’s methodology “Organisation Score” and “Relationship Score” (expressed as a percentage from 0 to 100) is a measure of how supportive or obstructive the company’s or its industry associations’ engagement is with climate policy aligned with the Paris Agreement, with 0% being fully opposed and 100% being fully supportive.)

23 Phillips 66, Lobbying Activities Report, p. 12

24 Liquid Energy Pipeline Association, Large Majority of Americans

Support Pipelines, March 2023, https://content.membernova.com/305561/Document/Download?DocumentType=AccountDocuments&DocumentId=9e2bea77-5167-4000-9dc3-3739c55e0448&SelectedId=7465ad6d-9c2a-4b24-8e79-320b3588624f, p. 4

25 Phillips 66, “Phillips 66 Announces CEO Transition Plans,” News Release, April 12, 2022, https://investor.phillips66.com/financial-information/news-releases/news-release-details/2022/Phillips-66-Announces-CEO-Transition-Plans/default.aspx

26 LobbyMap, “Phillips 66”

27 InfluenceMap, “American Petroleum Institute,” LobbyMap, https://lobbymap.org/influencer/American-Petroleum-Institute-API, accessed April 22, 2023